March 14, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Tenon Medical, Inc.

Registration Statement on Form S-1

Filed November 10, 2021

File No. 333-260931

Dear Staff:

On behalf of Tenon, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 15, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) submitted on November 10, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1 filed November 10, 2021

Summary Risk Factors, page 10

1.	We note the liquidation preferences on your Series A and Series B preferred stock and that the gross proceeds from your public offering may be less than $25,000,000. If any preferred stock will remain outstanding after your public offering, please include summary risk factor disclosure, and a full risk factor, addressing the material risks to your common stockholders associated with the liquidation preferences on the preferred stock, including that the liquidation preferences could have the effect of preventing your common stockholders from receiving any proceeds in the event your company is liquidated. If applicable, please quantify the amounts of the liquidation preferences on any preferred stock that will remain outstanding after your public offering.

No preferred stock will remain outstanding after the initial public offering. The Company’s initial public offering is contingent upon a Nasdaq listing. The Company’s Board of Directors and its stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended to lower the automatic conversion thresholds from an offering having a minimum per share offering price of $6.00 and minimum aggregate offering amount of $25,000,000 to an offering with a minimum offering per share offering price of $4.00 and minimum aggregate offering amount of $15,000,000, which match Nasdaq minimum listing requirements for the Company. If these lowered thresholds are not meet the offering will not be consummated. The Company plans to effect the charter amendment with the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware prior to the effective date of the Company’s registration statement.

The Company has disclosed the approval of the charter amendment by the Company’s directors and stockholders and its plan to effect such amendment prior to the effective date of its registration statement in a footnote on page [*] of the Form S-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP